August 11, 2006

VIA U.S. MAIL AND FACSIMILE

Mary Jo Ardington
Counsel
Lincoln National Life Insurance Company
1300 South Clinton Street
P.O. Box 1110
Fort Wayne, Indiana 46802

	Re:	Lincoln National Variable Annuity Account H
		Lincoln National Life Insurance Company
		Registration Statement on Form N-4 for
		Individual Variable Annuity Contracts
      File Nos. 333-135219, 811-5721

Dear Ms. Ardington:

	The staff has reviewed the above-referenced registration statement, which the Commission received on June 22, 2006. We have given the registration statement a selective review based on the representation in your letter dated June 22, 2006, that the registration statement is substantially similar to a currently effective registration for another Lincoln National Life Insurance Company variable annuity contract, File Nos. 333-35780, 811-5721. Based on our selective review, we have the following comments on the filing. (Page numbers refer to the courtesy copy.)

1.  Multiple Prospectuses in a Single Registration Statement

	The Registrant proposes to combine three contracts "with different features, fees and charges" in one prospectus as part of this registration statement. See June 22, 2006 Lincoln National letter. Multiple prospectuses may be combined in a single registration statement when the prospectuses described are essentially identical. See Industry Comment Letter date November 3,
1995. For example, multiple prospectuses have been used in a single registration statement when: (1) the prospectuses describe the same contract that is sold through different distribution channels or (2) the prospectuses describe contracts that differ only with respect to underlying investment options. See also Investment Company Act Release 14575 (July 25, 1985) (50 FR 26145), which sets forth (at note 20) the Commission`s position on multiple contract registration to determine whether separate registration of contracts under the Securities Act of 1933 would be appropriate. Please explain to staff the Registrant`s basis for combining three new contracts with different features into one prospectus filed under this registration statement.

2.  Cover Page

	Persistency credits do not require the same disclosure as do
bonus credits.   Accordingly, please delete the reference to
persistency credits in the second to the last paragraph on the cover page.

3.  Special Terms (p. 4)

	Please explain to staff why "selling group individuals" has been included as a special term in this prospectus and how it is used in the registration statement.

4.  Contractowner Transaction Expenses (p. 5)

	Please clarify whether bonus credits are considered purchase payments for purposes of calculating the surrender charge.

5.  Annual Fund Operating Expenses Table (p. 6)

	For any fund of funds listed in the table, please disclose the range of underlying fund expenses in a footnote to the table

6.  Example (pp. 6-7)

	a. Please confirm to staff that the examples do not reflect any fee waivers or reimbursements. The examples may reflect only contractual waivers for the duration of the contract and those that have also been disclosed in the Fund Operating Expenses table.
See
Form N-4, Item 3, and IC Release No. 25802, Footnote 15.

      b. Please confirm to staff that the examples include the most expensive contract options including the bonus feature. Please also confirm to staff that with respect to the bonus feature, the fee figures in the examples do not include any incremental increase attributable to the additional amount that would be credited based on a $10,000 investment. See Form N-4, Item 3, Instruction 21.

7.  Summary (pp. 7-8)

	The restatement of account fees in the Common Questions section may lead to confusion and should be deleted.





8.  Description of the Funds (pp. 11-12)

	Please identify any investment options that are funds of funds.
See Form N-4, Item 5(c). Please note that we may request additional information if any investment options are so identified.

9.  Rider Charges (pp. 15-16)

	a. Please clarify when the SmartSecurity Advantage charge terminates, i.e., when does the Registrant consider the accumulation period to end.

           b. Please give an example to demonstrate how the charge for this rider is affected by bonus credits.

10.  Purchase Payments (p. 19)

	Please clarify how the Registrant may limit purchase payments made to the contract.

11.  Lincoln SmartSecurity Advantage -- Guaranteed Amount (p. 27)

	a. Please clarify how purchase payments and bonus credits increase the Guaranteed Amount. Please consider giving an example.

	b. Please clarify whether the phrase "we will restrict purchase payments . . ." means that the Registrant will not allow any additional purchase payments to be made at all or just that the payments will not increase the Guaranteed Amount.

	c. Please revise the last sentence in the Guaranteed Amount section to disclose that the cost of the Rider also increases when additional bonus credits are received.

12.  Step-Ups of the Guaranteed Amount (pp. 27-28)

	a.  With respect to the Lincoln SmartSecurity Advantage - 1
Year
Automatic Step-up option, please disclose if a contractowner can choose not to accept an automatic step-up in a particular year to avoid increased charges.

	b. Please clarify the statement at the bottom of p. 27 that "if you choose, we will administer this election automatically so that a new ten year period of step-ups will begin at the end of each prior step-up period." For example, how long is the step-up period being referred to and how often will a new ten year period begin? Does this statement apply to only the 1 Year Automatic Step-up option? Please also provide an example that uses years.



	c. Please clarify the statement at the bottom of p. 27 that a contractowner elected step-up may cause a change in the percentage charge for the benefit. Does the annual automatic step-up pursuant to the 1 Year Automatic Step-up option not result in an increase in the percentage charge? Please more clearly disclose the impact of the automatic step-up pursuant to the 1 Year Automatic Step-up option.

13.  Maximum Withdrawal Amount (pp. 28-29)

	a. Please clarify how the Maximum Annual Withdrawal amount is increased by additional purchase payments and bonus credits.
Please
consider giving an example.

	b. Please clarify the reference to "interest adjustment" at the middle of p. 28. Please clarify that withdrawals in excess of the annual limit may also trigger an interest adjustment on the amount taken out of the fixed account, and include the impact of such an adjustment in the example.

	c. Please clarify at the beginning of the example which option
(5% or 7%) is being illustrated.  Please explain how the initial
Maximum Annual Withdrawal Amount of $5000 was determined.

14.  Lifetime Withdrawals (p. 29)

	a. Please confirm to staff that there is no additional charge for the Lifetime Withdrawal feature.

	b. Please clarify whether the Maximum Annual Withdrawal amount is guaranteed for the lifetime of the contractowner or some other individual (e.g., insured).

	c. Please confirm to staff that the "waiting period" does not apply to withdrawals except with respect to the application of the Lifetime Withdrawal feature.

	d. Please rephrase subparagraph 2) of the definition of waiting period to reflect a period of time until the contractowner reaches age 70.

	e. In the paragraph that begins "If any withdrawal . . .", please delete the last phrase beginning with "is available only .
.. .
.." for purposes of clarity and consistency with the following sentence in the next paragraph.

	f. In the second method to return to a lifetime payout after withdrawal during the Waiting Period, the prospectus states that resetting "may" reduce allowable withdrawals. Since the first paragraph indicates that restoration occurs almost any time there is an increase in contract value, please clarify when this election will not decrease the Guaranteed Amount.



	g. In the example, please clarify that the 1 Year Automatic Step-Up option must be in effect. Please also specifically describe the conditions that the contractowner must satisfy before being able to reset the Maximum Annual Withdrawal amount. Please consider giving two examples, one for each of the ways that the Maximum Annual
Withdrawal amount can return to a lifetime payout after a withdrawal, as described at the bottom of p. 29.

15.  Guaranteed Amount Annuity Payout Option (pp. 29-30)

	a. Please clarify how the Guaranteed Amount Annuity Payout Option relates to the Lifetime Withdrawal option and to any more traditional annuity options available under this contract. Please give a reference to those other annuity options. Please also clarify how payment under this option relates to the Maximum
Annual
Withdrawal amount as described in the third and fourth sentences under this section heading.

	b. Please explain when the contractowner chooses this option and when the contractowner can begin receiving payments under this option.

16.  Death of a Contractowner (p. 30)

	Please clarify under what circumstances the contract may be continued after the death of the surviving spouse under the Joint
Life option as described in the middle of p. 30. Please specifically describe the circumstances under which it is better to choose to continue the existing payout or to choose a new Single Life option.

17.  i4Life Advantage Charges and 4Later Advantage Charges (pp.
35,
41, 44)

	Please explain to staff how the charges for these riders as shown at pp. 35, 41, 44, are reflected in the fee tables on pp. 5-6.

18.  Power of Attorney (Part C)

	Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of the new registration statement. See Rule 483(b) of the 1933 Act.

19.  Financial Statements, Exhibits, and Other Information

	Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

20.  Tandy Representations

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant`s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the
effective date of the   registration statement as a confirmation
of
the fact that those requesting acceleration are aware of their respective responsibilities.

******************************************************************
***
***

	Please respond to these comments with a letter to me and a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

      Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request acceleration of the effective date of the registration statement, as amended.






	If you have any questions, please call me at (202) 551-6762. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to the Securities & Exchange Commission, 100 F Street,
NE,
Washington, D.C. 20549-4644.

      	Sincerely,


								Ellen J. Sazzman
								Senior Counsel
      							Office of Insurance
Products




Mary Jo Ardington
Lincoln National Life Insurance Company
August 11, 2006




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